December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile

Mr. Peter M. Carlino
Chief Executive Officer
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, PA 19610

> **Re:** **Penn National Gaming, Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 000-24206**

Dear Mr. Carlino:

We have reviewed your response letter dated October 10, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about the comment or any other aspect of our review.

1. You have not disclosed the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. While we note your response to prior comment 8, causal connection between the disclosure of all performance targets and any competitive harm is not clear. If you believe that certain of your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 8 for additional guidance, as appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor